RAIN ONCOLOGY, INC SCHEDULE TO

Exhibit (a)(1)(E)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely pursuant to the Offer to Purchase, dated December 27, 2023, and the related Letter of Transmittal, and any amendments or supplements to such Offer to Purchase or Letter of Transmittal. Merger Sub (as defined below) is not aware of any state where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If Merger Sub becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares pursuant thereto, Merger Sub will make a good faith effort to comply with that state statute or seek to have such statute declared inapplicable to the Offer. If, after a good faith effort, Merger Sub cannot do so, Merger Sub will not make the Offer to the holders of Shares in that state. Except as set forth above, the Offer is being made to all holders of Shares. In any jurisdiction where the securities, “blue sky” or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Merger Sub by one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

Notice of Offer to Purchase

All Outstanding Shares of Common Stock

of

Rain Oncology Inc.

at

$1.16 in cash per share of common stock, par value $0.001 per share,

plus one contingent value right per share, which represents the right to receive potential payments in cash, upon the achievement of specified milestones

Pursuant to the Offer to Purchase dated December 27, 2023

by

WK Merger Sub, Inc.

a wholly owned subsidiary of

Pathos AI, Inc.

WK Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and a wholly owned subsidiary of Pathos AI, Inc., a Delaware corporation (“Parent”), is offering to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”) of Rain Oncology Inc. (“Rain”), other than Shares held in the treasury of Rain or Shares owned, directly or indirectly, by Parent or Merger Sub immediately prior to the certificate of merger being duly filed with the Delaware Secretary of State (the “Effective Time”) which will be canceled without any consideration (the “Excluded Shares”), for (i) $1.16 in cash per Share (the “Cash Consideration”), without interest, plus (ii) one contingent value right per Share (each, a “CVR”), which CVR shall represent the right to receive potential payments pursuant to a contingent value rights agreement, to be entered into among Parent, Merger Sub, Equiniti Trust Company, LLC (the “Rights Agent”) and Fortis Advisors LLC (the “Representative”) (the “CVR Agreement”) (the Cash Consideration plus one CVR, collectively, the “Offer Price”), all upon the terms and subject to the conditions described in the Offer to Purchase, dated December 27, 2023 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of December 13, 2023 (together with any amendments or supplements thereto, the “Merger Agreement”), among Rain, Parent and Merger Sub, pursuant to which, following the completion of the Offer and the satisfaction or waiver of certain conditions, Merger Sub will be merged with and into Rain, without a meeting of the Rain stockholders in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), with Rain continuing as the surviving corporation in the merger (such corporation, the “Surviving Corporation” and such merger, the “Merger”) and as a wholly owned subsidiary of Parent.

There is a risk that you may receive no payments under the CVRs. Therefore, in making a decision to tender your Shares, you should understand that if the CVR does not generate any payments, the only consideration that you would receive in the Offer is the $1.16 per Share that is being offered as the Cash Consideration under the Offer.

At the Effective Time, the Shares not tendered pursuant to the Offer (other than: (i) Shares held in the treasury of Rain; (ii) Shares owned, directly or indirectly, by Parent or Merger Sub; and (iii) Shares held by stockholders who have properly exercised and perfected their demands for appraisal of such Shares in accordance with the DGCL and have neither withdrawn nor lost such rights) will be converted into the right to receive consideration equal to the Offer Price, without interest. Such right will be subject to deduction for any required withholding tax.

As a result of the Merger, Rain will cease to be a publicly-traded company and will become a wholly owned subsidiary of Parent. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares. The parties to the Merger Agreement have agreed that, upon the terms and subject to the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable after the consummation of the Offer, without a vote of Rain’s stockholders to adopt the Merger Agreement, in accordance with Section 251(h) of the DGCL. Accordingly, if the Offer is consummated, Purchaser does not anticipate seeking the approval of Rain’s remaining stockholders before effecting the Merger. The Merger Agreement is more fully described in the Offer to Purchase.

If your Shares are registered in your name and you tender directly to Equiniti Trust Company, LLC, the depositary for the Offer (the “Depositary and Paying Agent”), you will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in the Letter of Transmittal, transfer taxes on the purchase of Shares by Merger Sub pursuant to the Offer. If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee you should check with such institution as to whether they charge any service fees or commissions.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE AFTER 11:59 P.M., EASTERN TIME, ON JANUARY 25, 2024 (SUCH DATE, OR ANY SUBSEQUENT DATE TO WHICH THE EXPIRATION OF THE OFFER IS EXTENDED, THE “EXPIRATION DATE”), UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The Offer is conditioned upon, among other things, (a) the Merger Agreement not having been terminated in accordance with its terms, (b) the satisfaction of the Minimum Condition (as described below) and (c) an amount of net cash (which is certain unrestricted cash net of certain liabilities and expenses) of Rain as of 11:59 p.m. Eastern Time on the Expiration Date equal to or greater than $49,600,000 (the “Target Net Cash Condition”).

The Minimum Condition requires there shall have been validly tendered and not validly withdrawn in accordance with the terms of the Offer a number of Shares that, together with the Shares, if any, then beneficially owned by Merger Sub or its affiliates (as such term is defined in Section 251(h) of the DGCL), would represent at least one (1) Share more than 50% of the number of Shares that are then issued and outstanding at the Expiration Date. The Offer is not subject to a financing condition.

The Offer is further conditioned on certain customary conditions, including:

(i)	the absence of any law enacted, entered, promulgated, enforced or deemed applicable to the Offer that would: (A) make illegal or otherwise prohibit, restrain, enjoin, prevent or materially delay the consummation of the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement or CVR Agreement, (B) prohibit, restrain, enjoin, prevent or limit the ownership, operation or control by Rain, Parent or any of their respective subsidiaries of any CVR Product (as defined in the Merger Agreement) (or any intellectual property related thereto), or other material portion of the business or assets of Rain, Parent or any of their respective subsidiaries, or to compel Rain, Parent or any of their respective subsidiaries to dispose of or hold separate any CVR Product (or any intellectual property related thereto) or any other material portion of the business or assets of Rain, Parent or any of their respective subsidiaries or (C) impose limitations on the ability of Parent to acquire or hold, or exercise full rights of ownership of, any Shares (or shares of capital stock of the Surviving Corporation), including the right to vote the Shares purchased or owned by them on all matters properly presented to stockholders of Rain;

(ii)	the absence of any action brought by, or before, any governmental entity seeking to: (A) make illegal or otherwise prohibit, restrain, enjoin or prevent or materially delay the consummation of the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement or CVR Agreement, (B) prohibit, restrain, enjoin or prevent or limit the ownership, operation or control by Rain, Parent or any of their respective subsidiaries of any CVR Product (or any intellectual property related thereto) or other material portion of the business or assets of Rain, Parent or any of their respective subsidiaries, or to compel Rain, Parent or any of their respective subsidiaries to dispose of or hold separate any CVR Product (or any intellectual property related thereto) or any other material portion of the business or assets of Rain, Parent or any of their respective subsidiaries or (C) impose limitations on the ability of Parent to acquire or hold, or exercise full rights of ownership of, any Shares (or shares of capital stock of the Surviving Corporation), including the right to vote the Shares purchased or owned by them on all matters properly presented to stockholders of Rain;

(iii)	since the date of the Merger Agreement, there shall not have occurred any event, change, circumstance, occurrence, effect or state of facts that, individually on in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect (as defined in the Merger Agreement); and

(iv)	the accuracy of representations and warranties made by Rain in the Merger Agreement and compliance by Rain with its obligations, covenants and agreements under the Merger Agreement.

The conditions to the Offer are described in the Offer to Purchase (collectively, the “Offer Conditions”). See Section 13—“Conditions of the Offer” of the Offer to Purchase.

Merger Sub is not providing for guaranteed delivery procedures. Therefore, Rain stockholders must allow sufficient time for the necessary tender procedures to be completed during normal business hours of the Depository Trust Company (“DTC”). Normal business hours of DTC are between 8:00 a.m. and 6:00 p.m., Eastern Time, Monday through Friday.

After careful consideration, the board of directors of Rain has unanimously (i) determined that the terms of the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of the Company’s stockholders, (ii) approved and declared advisable that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and resolved that the Merger is governed by Section 251(h) of the DGCL, and (iii) resolved to recommend that Rain’s stockholders accept the Offer, and tender their shares pursuant to the Offer.

Rain will file a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) with the United States Securities and Exchange Commission (the “SEC”), which will be disseminated to Rain’s stockholders with the Offer to Purchase. The Schedule 14D-9 will include, among other things, a description of Rain’s board of directors’ reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby and therefore stockholders are encouraged to review the Schedule 14D-9 carefully and in its entirety.

The Merger Agreement provides that, subject to the parties’ respective termination rights in the Merger Agreement, if on the then scheduled Expiration Date, the Minimum Condition has not been satisfied, the Target Net Cash Condition has not been satisfied, or any of the other Offer Conditions has not been satisfied, or waived by Parent or Merger Sub if permitted under the Merger Agreement, then Merger Sub may extend the Offer with the consent of Rain: (i) for one (1) or more occasions in consecutive increments of up to ten (10) business days each (or such longer period as may be agreed by Rain and Parent) in order to permit the satisfaction of such Offer Conditions (subject to the right of Parent or Merger Sub to waive any Offer Condition to the extent permitted under the Merger Agreement); and (ii) for the minimum period required by applicable law, requirement, interpretation or position of the SEC or its staff or Nasdaq Global Select Market (“Nasdaq”) or its staff; provided, however, that Parent shall not extend the Offer and the then scheduled Expiration Date to a date later than February 15, 2024, (the “Outside Date”). Subject to the parties’ respective termination rights under the Merger Agreement, without Rain’s prior written consent, Merger Sub may not terminate or withdraw the Offer before the Expiration Date.

The purpose of the Offer and the Merger is for Parent, through Merger Sub, to acquire control of, and the entire equity interest in, Rain. Pursuant to the Merger, Parent will acquire all of the stock of Rain not purchased pursuant to the Offer or otherwise. No appraisal rights are available to stockholders of Rain in connection with the Offer. However, if the Offer is successful and the Merger is consummated, the stockholders and beneficial owners of Rain who: (i) did not tender their Shares in the Offer; (ii) otherwise comply with the applicable requirements and procedures of Section 262 of the DGCL; and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to demand appraisal of their Shares and receive, in lieu of the consideration payable in the Merger, a cash payment equal to the “fair value” of their Shares, together with a fair rate of interest, if any, as determined by the Delaware Court of Chancery, in accordance with Section 262 of the DGCL.

On the terms and subject to the conditions of the Merger Agreement and the applicable rules and regulations of the SEC, Parent and Merger Sub expressly reserve the right to (i) increase the Offer Price, (ii) waive any Offer Condition and (iii) modify any other terms of the Offer, except that Rain’s prior written approval is required for Parent or Merger Sub to (1) reduce the Offer Price; (2) change the form of consideration payable in the Offer; (3) reduce the number of Shares sought to be purchased in the Offer; (4) waive, amend or change the Minimum Condition or the Target Net Cash Condition; (5) add to the Offer Conditions; (6) extend the expiration of the Offer except as provided in the Merger Agreement; (7) provide for any “subsequent offering period” within the meaning of Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”); or (8) modify any of the Offer Conditions or other terms of the Offer set forth in the Merger Agreement in any manner that adversely affects the holders of Shares or that would reasonably be expected to prevent, materially delay or impair the consummation of the Offer or the ability of Parent or Merger Sub to consummate the Offer, the Merger or the other transactions contemplated in the Merger Agreement.

Any extension, waiver or amendment of the Offer or termination of the Offer will be followed, as promptly as practicable, by public announcement thereof, such announcement in the case of an extension to be issued not later than 9:00 a.m. Eastern Time on the next business day after the Expiration Date in accordance with the public announcement requirements of Rules 14d-3(b)(1), 14d-4(d), 14d-6(c) and l4e-1(d) under the Exchange Act.

Subject to the terms of the Offer and the Merger Agreement and the satisfaction (or waiver, if applicable) of all of the Offer Conditions, Merger Sub will accept for payment and thereafter pay for all Shares validly tendered and not validly withdrawn pursuant to the Offer as soon as practicable after the Expiration Date. For purposes of the Offer, if and when Merger Sub gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer, then Merger Sub has accepted for payment and thereby purchased Shares validly tendered and not validly withdrawn pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the aggregate Offer Price for such Shares therefor with the Depositary, which will act as agent for the tendering stockholders for purposes of receiving payments from Merger Sub and transmitting such payments to the tendering stockholders. If Merger Sub extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Merger Sub’s rights under the Offer and the Merger Agreement, the Depository may retain tendered Shares on Merger Sub’s behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in the Offer to Purchase and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares.

In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of: (i) certificates representing such Shares or confirmation of the book-entry transfer of such Shares into the Depositary’s account at DTC pursuant to the procedures set forth in the Offer to Purchase (ii) a Letter of Transmittal, properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase, see in Section 3—“Procedures for Tendering Shares”) in lieu of the Letter of Transmittal); and (iii) any other documents required by the Letter of Transmittal or any other customary documents required by the Depositary. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the expiration of the Offer and, unless theretofore accepted for payment by Merger Sub pursuant to the Offer, may also be withdrawn at any time after February 25, 2024, which is the 60th day after the date of the commencement of the Offer.

For a withdrawal of Shares to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary and Paying Agent at one of its addresses set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the record holder of the Shares to be withdrawn, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If certificates representing the Shares have been delivered or otherwise identified to the Depositary and Paying Agent, the name of the registered owner and the serial numbers shown on such certificates must also be furnished to the Depositary and Paying Agent prior to the physical release of such certificates.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Parent and Merger Sub, in their sole discretion, which determination will be final and binding, subject to the rights of the tendering holders of Shares to challenge Parent and Merger Sub’s determination in a court of competent jurisdiction. No withdrawal of Shares will be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Parent, Merger Sub or any of their respective affiliates or assigns, the Depositary and Paying Agent, the Information Agent, or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures for tendering Shares described in the Offer to Purchase at any time prior to the expiration of the Offer.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

Rain has provided Merger Sub with its list of stockholders and security position listings for the purpose of disseminating information regarding the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on Rain’s stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

The exchange of Shares for cash and CVRs pursuant to the Offer or the Merger will be a taxable transaction to U.S. Holders (as defined in the Offer to Purchase) for U.S. federal income tax purposes. The amount of gain or loss a U.S. Holder recognizes, and the timing and character of a portion of such gain or loss, depends on the U.S. federal income tax treatment of the CVRs, with respect to which there is a significant amount of uncertainty. Holders are urged to consult their tax advisors to determine the tax consequences to them of exchanging Shares for cash and CVRs pursuant to the Offer or the Merger in light of their particular circumstances. For a more complete description of the principal U.S. federal income tax consequences of the Offer and the Merger, see the Offer to Purchase.

The Offer to Purchase, the related Letter of Transmittal and Rain’s Solicitation/ Recommendation Statement on Schedule 14D-9 (which contains the recommendation of Rain’s board of directors and the reasons therefor) contain important information and should be read carefully and in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to the Information Agent at its address and telephone numbers set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal and other tender offer materials may be directed to the Information Agent. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

The Information Agent for the Offer is:

1407 Broadway

New York, New York 10018

(212) 929-5500

or

Call Toll-Free: (800) 322-2885

Email: tenderoffer@mackenziepartners.com

December 27, 2023

New York Times—7.65” x 21”

1337 MacKenzie Partners, Inc.

MayaType LLC (203) 659-0088

Description: Pathos AI, Inc. Tender Offer

File: 1337-Pathos

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